UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42853

PLATINUM ANALYTICS CAYMAN LIMITED

(Registrant’s Name)

60 Anson Road, 17-01

Mapletree, Singapore 079914

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Nasdaq Delisting Decision

As previously disclosed, Platinum Analytics Cayman Limited (the “Company”) received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that Nasdaq had determined to delist the Company’s securities pursuant to its discretionary authority under Nasdaq Listing Rule IM-5101-4. The Company appealed the Staff Determination by requesting a hearing before the Nasdaq Hearings Panel (the “Panel”) pursuant to Nasdaq Listing Rule 5815. The hearing was held on August 18, 2026.

On September 21, 2026, the Company received a notice from Nasdaq (the “Panel Decision”) notifying the Company that the Panel had determined to deny the Company’s request to reinstate trading on Nasdaq and to delist the Company’s securities. The Panel based its decision principally on trading activity indicative of potential manipulation and the Company’s failure to demonstrate sufficient liquidity to support a fair and orderly market. However, the Panel was unpersuaded by Staff’s arguments concerning the Company’s professional advisors, finding that their prior involvement with other companies that had experienced trading halts, anomalous trading or FINRA enforcement matters did not, standing alone, constitute valid grounds for delisting. The Panel also found that the residence of the Company’s chief executive officer in Singapore did not support delisting. Trading in the Company’s securities was suspended at the opening of trading on September 23, 2026.

The Company intends to request that the Nasdaq Listing and Hearing Review Council review the Panel Decision pursuant to Nasdaq Listing Rule 5820. A request for review by the Listing and Hearing Review Council will not stay the suspension of trading in, or the delisting of, the Company’s securities.

The Company issued a press release on September 26, 2026, announcing the receipt of the Panel Decision. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Forward-Looking Statements

This Form 6-K contains forward-looking statements that involve risks and uncertainties. The risks and uncertainties involved include the Company’s ability to maintain the listing of its securities on Nasdaq, the outcome of the Company’s anticipated request for review by the Nasdaq Listing and Hearing Review Council, market conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Form 6-K as a result of new information, future events or otherwise, except as required by law.

Financial Statements and Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLATINUM ANALYTICS CAYMAN LIMITED

Date: September 28, 2026	By:	/s/ Huiyi Zheng
	Name:	Huiyi Zheng
	Title:	Chief Executive Officer